Exhibit 4.2

ALD Advanced Logistics

Developments Ltd. (the “Company”)

Company Officers’ Compensation Policy

1.	Introduction

1.1.	Pursuant to the provisions of the Companies Law, 5759-1999 (the “Companies Law”), on March __, 2021, the Company’s Board of Directors approved a Compensation Policy (“Compensation Policy”) regarding the tenure and employment terms of Company officers[1] (the “Officers”), after having discussed and considered the recommendations of the Company’s Compensation Committee on the matter.

1.2.	The provisions of the Compensation Policy shall be subject to the provisions of any cogent law applying to the Company and its Officers in any territory.

1.3.	At the basis of the Compensation Policy are a number of main principles and purposes: (a) promoting the Company’s long-term objectives, work plan, targets, and policy; (b) compensating officers while encouraging consideration of the risks associated with the Company’s activity; (c) adapting the compensation package mix to the size of the Company and the nature and scope of its activity; (d) creating adequate incentives for the Company’s Officers by compensating those eligible as per the Compensation Policy according to their positions, areas of responsibility, efforts, and contribution to the development of the Company’s business and promotion of its objectives, as well as the generation of its short and long-term profits, taking into account, among others, the need to recruit and retain quality personnel in a global and competitive market; and (e) adapting the compensation of the Company’s Officers to the contribution of the Officer to attaining the Company’s objectives and generating its profits.

1.4.	This Compensation Policy is a multi-year one, which shall be in force for a period of three years as of the time of its approval. The Compensation Policy shall be brought to the approval of the Company’s Board of Directors and General Shareholders’ Meeting anew (after receiving the recommendations of the Company’s Compensation Committee) after three years have passed from the time of its approval, and so forth again, unless changes to the Compensation Policy are required pursuant to the law and/or any laws and/or the needs of the Company.

1.5.	Without derogating from the above in clause 1.4, the Company’s Compensation Committee and Board of Directors shall assess from time to time whether the compensation awarded pursuant to the Compensation Policy meets the terms of this Policy and the parameters established therein or pursuant to it in relation to each of the Company’s Officers.

1.6.	This Compensation Policy is based, among others, also on the Company’s understanding and assessment of the competitive environment in which it operates and the challenge of recruiting and retaining quality personnel in this environment, as well as the employment terms customary in public companies in the Company’s field of activity and the provisions of existing employment agreements between the Company and its Officers – which, for the removal of any doubt, this Policy does not change.

2.	The Compensation Policy

2.1.	The Compensation Policy Levels

Pursuant to the Company’s Compensation Policy, the Compensation terms of the Company’s Officers shall be based on all or part of the following components:

2.1.1.	Base Salary Component[2] – monthly base salary / consulting fees;

[1]	The meaning of the term “Officer” shall be as per this term’s definition in the Companies Law, that is: a director, chief executive officer, chief business manager, deputy chief executive officer, deputy chief executive officer, any person filling any of these positions in a company even if holding a different title, as well as a director, or any manager directly subordinate to the chief executive officer.
[2]	Wherever the term “Base Salary” is used in this Compensation Policy, it shall mean the “gross” monthly salary of the employee without any social and auxiliary expenses, and wherever the term “Annual Base Salary” is used, it shall mean the base salary for December of the relevant year times 12.

2.1.2.	Auxiliary and Social Benefits – social benefits pursuant to the law (retirement savings, compensation allowance, study fund allowance, leave, illness, convalescence, and so forth) as well as auxiliary benefits, including company car/car maintenance and telephone costs, meals at the workplace, holiday gift, and so forth.

2.1.3.	Variable Cash Compensation (Bonus) – short and medium-term compensation that includes result-based and target-conditioned annual bonuses. In addition, the Company shall be entitled to establish that an Officer be paid discretionary annual bonuses considering an assessment of the Officer’s contribution to the Company and within the confines of, and as detailed in this Policy.

2.1.4.	Variable Equity Compensation – stock-based compensation and/or other long-term compensation (subject to the existence of long-term compensation plans in force and if awarding this compensation is decided upon).

(the components in clauses 2.1.3 and 2.1.4 above shall be hereinafter called: the “Variable Components”).

Upon approving a compensation package of an Officer, the Company’s Compensation Committee and Board of Directors shall assess whether each of these characteristics is met, as well as the total employment cost vis-à-vis the criteria established in this plan.

2.2.	Parameters for Assessing the Compensation Terms

As a general rule, the Company Officers’ compensation terms shall be assessed while paying attention to, among others, the following parameters (all or part thereof):

2.2.1.	The Officer’s level of education, skills, expertise, seniority (in the Company, specifically, and in his profession, in general), professional experience, and achievements;

2.2.2.	The Officer’s position, areas of responsibility, and terms of employment pursuant to former employment agreements signed with him;

2.2.3.	The Officer’s contribution to the Company’s business, the attainment of its strategic targets, and the realization of its work plans, profits, resilience, and stability;

2.2.4.	The extent of the Officer’s responsibilities.

2.2.5.	The need of the Company to hire and retain an Officer with unique skills, knowledge, or expertise;

2.2.6.	The existence or absence of a substantive change in the Officer’s position or function or the Company’s demands on him;

2.2.7.	The Company’s size and nature of its operations;

2.2.8.	Relation to tenure and employment terms which include retirement bonuses – the tenure or employment period of the Officer, the terms of his tenure and employment during said period, the Company’s performance during said period, the Officer’s contribution to attaining the Company’s targets and generating its profits, and the circumstances of the retirement.

2.2.9.	(a) The conditions of the market in which the Company operates at any relevant time, including the Officer’s salary terms when compared to the salary terms of Officers with similar positions (or positions of a similar level) in companies with similar characteristics to the Company’s

Operation; (b) the level of difficulty in locating, recruiting, and retaining Officers and the need to offer an attractive compensation package in a global, competitive market; and (c) changes in the Company’s operation market, operation scope, and complexity.

2.3.	Salary Survey

2.3.1.	In order to determine the salary when recruiting a new Company Officer, a comparison shall be carried out from time to time to the salary as is customary in markets that are relevant to similar positions in companies similar to the Company, and in relation to areas of operation/scope of operation/complexity of operation/market value/revenues and other relevant parameters (inasmuch as companies as above are found).

2.3.2.	The Company shall carry out the salary survey internally or via an external advisor, as per the Company’s discretion.

2.4.	Compensation Terms for New Officers

As a general rule, the new Officers’ compensation terms shall be approved before the start of their employment at the Company and not retroactively, except for extraordinary cases.

2.5.	The Ratio Between the Officers’ Compensation and the Compensation of the Rest of the Company’s Employees

The ratio between the cost of the tenure and employment of the Company’s Officers3 and the salary cost4 of the rest of the Company’s employees (based on full-time salary costs):

The ratio between the salary cost of Officers and the offered salary cost of the rest of the Company’s employees shall be up to a maximum of:	Chief Executive Officer: 1 to 3.35 Deputy Chief Executive Officer: 1 to 2.5

The ratio between the median salary cost of Officers and the median salary cost of the rest of the Company’s employees shall be up to a maximum of:	Chief Executive Officer: 1 to 3.98 Deputy Chief Executive Officer: 1 to 2.96

In the opinion of the members of the Compensation Committee and the Board of Directors, this is a suitable and reasonable ratio that does not adversely affect the work relations in the Company, considering the Company’s nature, size, the human resources mix employed by it, its field of operation, and the areas of responsibility of each Officer.

2.6.	Base Salary, Benefits, and Additional Auxiliary Terms:

2.6.1.	The base salary of a new Company Officer shall be determined with reference to the parameters detailed in clause 2.2 above and paying attention to the salary survey as mentioned in clause 2.3 above (inasmuch as a survey, as above, is carried out).

2.6.2.	The base salary shall be in absolute numbers. The Company shall be entitled to establish that the Officers’ salary be index-linked or linked to a certain currency.

[3]	The cost of the tenure and employment terms of Company Officers for the purposes of the above analysis include the Officers’ existing compensation terms, as well as an amount reflecting the bonus cap (as defined below) set forth as part of the below Compensation Policy.

[4]	“Salary Cost” – Base salary plus auxiliary benefits in terms of the cost to the employer.

2.6.3.	In any event, the monthly base salary or, conversely, the monthly consulting fees shall not exceed the maximum amount detailed below for a full-time position (100%), linked to the Consumer Price Index as of January 2021:

Position	Maximum Base Salary* in ILS**
Active Chairperson of the Board of Directors	100,000
Company Chief Executive Officer	100,000
Deputy Chief Executive Officer	70,000
Officers in subsidiary companies abroad	70,000

*	Any amount paid to an Officer as monthly consulting fees against an invoice, which is higher than up to 1.4 of the maximum base salary established for his position, shall not be deemed as deviating from the Compensation Policy.

**	The amounts shown above are for a full-time position (100%) and shall vary relative to the change in the scope of the position.

2.6.4.	Social Benefits,[5] Auxiliary Benefits, Reimbursement of Expenses

The compensation package may include auxiliary benefits as customary in the market, such as paid leave,6 pension contributions, life insurance, study fund savings, health insurance, social rights, and benefits, mobile phone (including the incorporation of taxes in relation to it), internet and landline, travel expenses, accommodation and stay expenses abroad and in Israel, subscriptions to daily newspapers, training, holiday gift, vacation, medical exams, medical insurance and/or obtaining an insurance policy as above and other expenses, as may be approved by the Company’s Compensation Committee and Board of Directors, as per their discretion and pursuant to the Company’s policy on the matter.

2.6.5.	Car

Company Officers shall be entitled to participation in their car expenses or to be provided a company car (including via leasing), according to the standard as is customary for Officers of their level in companies in the Company’s field of activity or in companies with a similar scope of operation to that of the Company’s, including expenses for this benefit, fuel expenses, licensing, insurance, and additional auxiliaries.

[5]	In relation to an Officer who entered into an agreement with the Company that does not give rise to employer-employee relations, the Company shall be entitled to pay the social benefits detailed above as an addition to his salary and instead of the above expenses.

[6]	An Officer shall be entitled, at least, to an annual leave pursuant to the law, but the Company may grant the Officer leave in excess of what is established in the law and up to a cap of 24 workdays a year. The Company shall be entitled to allow the Officer to accrue leave days during all of his term at the Company, pursuant to the Company’s regulations.

2.6.6.	Insurance, Indemnification, and Exemption

2.6.6.1.	Company Officers shall be entitled to Officers and Directors liability insurance coverage purchased by the Company from time to time, subject to the certifications as required by law.

2.6.6.2.	Subject to the provisions of the law as they shall be from time to time, and without derogating from the above in clause 2.6.6.1, the Company’s Officers shall be entitled to Officers and Directors liability insurance coverage purchased by the Company from time to time (subject to the approval of the Compensation Committee and to the Board of Directors– if required by law) only, inasmuch as the insurance policy meets the requirements detailed below, and as long as the undertaking is on the market’s terms and may not substantively affect the Company’s profitability, assets, or obligations:

a.	The insurer's liability under the insurance policy shall not exceed 50 million US dollars per event for the insurance period according to said policy, plus reasonable legal fees exceeding the limits of the above liability. In addition, the maximal coverage of a Public Offering of Securities Insurance (POSI) policy to supplement insurance coverage for events not having been taken into account at the time of purchasing the insurance (such as an IPO or an offering on a foreign exchange, financing, or publication of the prospectus and so forth) – shall not exceed 15 million dollars.

b.	The policy may include entity cover insurance against claims pursuant to the law on securities filed against it (whether these claims are filed only against it or against it and also against its Officer or an Officer in any company affiliated with it).

c.	The total annual premium that the Company shall pay the insurance company for Officers and Directors liability insurance as above shall not exceed 100 thousand dollars if the Company’s securities are listed for trading on the stock exchange in Israel only, and it shall not exceed 120 thousand dollars if he Company’s securities are listed for trading on foreign stock exchanges as well. The annual premium paid for a POSI policy shall not exceed 80 thousand dollars.

d.	The deductibles established in the policies shall not exceed what is customary in the insurance market for policies of the same type and scope as of the time of carrying out the insurance and its renewal per period.

2.6.6.3.	The Company Officers shall be entitled to an indemnification arrangement as customary and pursuant to the provisions of the law and the Company’s bylaws. The total level of indemnification for all Officers per event shall not exceed an amount equivalent to 25% of the qualifying equity capital of the Company (the maximal indemnification amount). For these purposes, the “qualifying equity capital of the Company” shall mean the Company’s equity capital according to its last consolidated, audited, or reviewed financial statements (as applicable), as these may be at the time of payment. It is hereby clarified that the indemnification shall apply in excess of the amount that shall be paid (if paid) in the framework of the Officers’ and Directors’ liability insurance that the Company purchased or shall purchase from time to time.

2.6.6.4.	Company Officers shall be entitled to an exemption arrangement as customary and pursuant to the provisions of the law and the Company’s bylaws.

2.7.	Compensation in Relation to Termination of Employment

2.7.1.	Advance Notice

2.7.1.1.	An Officer may be entitled to an advance notice or to pay in lieu of advance notice.

2.7.1.2.	The advance notice period shall be determined on a case-by-case basis for each Officer, considering the parameters detailed in clause 2.2 above.

2.7.1.3.	In general terms, the advance notice period for an Officer shall not exceed 8 months. The Company’s Compensation Committee and Board of Directors, and if required – the Company’s General Shareholders’ Meeting, shall be entitled, as per their discretion, and considering the importance of the Officer’s position and area of responsibility and the rest of said Officer’s compensation data, approve a different advance notice period than the one above.

2.7.1.4.	During the advance notice period, the Officer shall undertake to continue filling his position at the Company, as per the Company’s request, unless the Company decides he shall not continue filling his position. The Officer may be entitled to continue receiving for this period all of his employment and tenure terms as agreed with him in the employment agreement, without change.

2.7.1.5.	An Officer’s tenure and employment terms may include a provision according to which the Company may terminate the Officer from his position without providing advance notice in cases which negate the right to obtain severance pay according to the law, including the following cases: (a) conviction of an offense entailing moral turpitude; (b) the Officer failing to act loyally and/or reliably and/or honestly in his dealings with the Company and/or in his activities on its behalf and/or behaving in a manner that harms the Company’s reputation; (c) in case the Officer breaches his confidentiality obligations towards the Company and/or his obligation to protect the Company’s rights developed due to, or in the framework of his work for the Company; (d) any other case in which the Company is entitled to refrain from paying severance pay according to the law.

2.7.2.	Accommodation Period

2.7.2.1.	Subject to the approval of the Company’s Compensation Committee and Board of Directors, and if required – the Company’s General Shareholders’ Meeting (subject to the provisions of the law as they may be from time to time), an Officer may be entitled to an accommodation period that shall not exceed two months following the end of the advance notice’s period.

During the accommodation period, the departing Officer shall receive a salary and all of the auxiliary employment benefits as detailed above.

2.7.2.2.	Accommodation bonuses may be approved for the Officer provided that his departure does not involve circumstances that justify the negation of severance pay.

2.7.3.	Severance Pay

2.7.3.1.	Officers who are Company employees shall be entitled to severance pay pursuant to the provisions of the law.

2.7.4.	Retirement Benefits

2.7.4.1.	The retirement benefits of the Company’s Officers shall be determined according to the parameters in clause 2.2 above.

2.7.4.2.	An Officer may be entitled to a retirement bonus of an amount that shall not exceed the base salary component (as defined in clauses 2.1.1 and 2.1.2 above) for a period of six (6) months. Upon determining the amount of the retirement bonus, the Officer’s tenure or employment period, the terms of his tenure and employment during this period, the Company’s performance during said period, the Officer’s contribution to the attainment of the Company’s targets and generation of its profits shall all be taken into account, as well as the circumstances of his retirement.

2.8.	Annual Bonus

In addition to the base salary, the compensation package of the Company’s Officers may include entitlement to a measurable target-based annual bonus, and a discretionary annual bonus (hereinafter, jointly, the “Annual Bonus”).

2.8.1.	The Bonus’s Components

o	In relation to the Company’s Chief Executive Officer and the Active Chairperson of the Board of Directors – subject to the law, the Annual Bonus shall be based mostly on measurable targets, and in its non-substantive part (for these purposes, “non-substantive part” – the higher of: (a) the total of 3 monthly (gross) salaries, or (b) 25% of the Variable Components of the compensation (bonus and equity compensation), the bonus shall in effect be discretionary, based on qualitative criteria. However, if in any given year the Chief Executive Officer or the Active Chairperson of the Board of Directors (as applicable) is not paid an Annual Bonus based on measurable targets (meaning, if the discretionary Annual Bonus paid to the Chief Executive Officer or the Active Chairperson of the Board of Directors (as applicable) is the amount of the Annual Bonus that year) – the amount of the discretionary Annual Bonus that may be paid to the Chief Executive Officer or the Active Chairperson of the Board of Directors, as applicable, separately, shall not exceed an amount equivalent to that Officer’s three (3) monthly salaries (gross).

2.8.2.	A Chief Executive Officer or Deputy Chief Executive Officer shall be entitled to an Annual Bonus for meeting measurable, absolute targets which do not require discretion, as follows (hereinafter: the “Annual Bonus”):

Parameter	Eligibility Threshold
Meeting the cash flow target from running operation and/or from investment activity of at least 85% of the net profit	Shall be awarded a bonus of the amount of two monthly salaries
Leading an acquisition and/or sale and/or investment and/or Company merger and/or introducing new business activity and/or offering	Shall be awarded a bonus of the amount of three monthly salaries

o	In relation to Officers subordinate to the Company’s Chief Executive Officer – Subject to the provisions of the law, Officers subordinate to the Company’s Chief Executive Officer may be entitled to a measurable target-based Annual Bonus, as well as to a discretionary Annual Bonus. It is hereby clarified that the Annual Bonus of Officers subordinate to the Company’s Chief Executive Officer may be wholly discretionary (as opposed to a target-based Annual Bonus).

2.8.3.	Measurable Target-Based Annual Bonus:

The amount of the Annual measurable target-based Bonus shall be calculated based on measurable criteria determined (if determined) in relation to each Officer at the time of setting forth the Company’s budget for the coming year and according to the relevant Officer’s position by the authorized organs of the Company, pursuant to the provisions of the law and the positions of the Israel Securities Authority as they shall be from time to time, as long as in relation to Officers subordinate to the Chief Executive Officer – the targets as above are set by the Company’s Compensation Committee and Board of Directors following the Chief Executive Officer’s recommendation.

2.8.4.	A Chief Executive Officer and/or Deputy Chief Executive Officer shall be entitled to an Annual Bonus for meeting measurable, absolute targets which do not require discretion, as follows (hereinafter: “Variable Bonus”):

Variable Bonus

Variable Bonus from the Company’s (consolidated) annual operating margin as shown in the Company’s consolidated and audited annual financial statements (the profit out of which the bonus shall be calculated shall be called: “Operating Margin”) (the “Variable Bonus”). The Variable Bonus shall be subject to meeting the parameters and targets set in the employment agreement as detailed below.

Below are the details of the eligibility components for each one of the parameters:

Parameter	Eligibility Threshold
If the Operating Margin is of 2 million ILS (including) and up to 4 million ILS (not including) If the Operating Margin is over 4 million ILS (including)	A Variable Bonus of 3% of the Operating Margin part before tax shall be paid A Variable Bonus of 3.5% of the Operating Margin part before tax shall be paid

2.8.4.1.	Subject to the provisions of the law and the positions of the Israel Securities Authority as they shall be from time to time:

a.	The Compensation Committee and the Board of Directors (only) shall be entitled to set the measurable targets in relation to the Active Chairperson of the Board of Directors and/or the Company’s Chief Executive Officer serving as a Company Director in one of the two following cases:

(1)	When all of the following conditions are met: (a) the decision coincides with the Compensation Policy; (b) the bonus is based only on measurable targets; (c) the potential bonus scope is not substantive (up to three salaries); and (d) the targets were set in advance by the Compensation Committee and the Board of Directors.

(2)	When all of the following conditions are met: (a) the decision coincides with the Compensation Policy; (b) in addition to serving as a Director, the Officer fills also an operational position in the Company; (c) the targets are approved at the Compensation Committee and the Board of Directors without the participation of the said Directors who receive target-based compensation from the Company (whether as Directors or as other Company Officers).

b.	The Compensation Committee and the Board of Directors (only) shall be entitled to set the measurable targets in relation to an Officer who is a controlling shareholder or his relative (as these terms are defined in the Companies Law), in one of the two following cases:

(1)	When all of the following conditions are met: (a) the decision coincides with the Compensation Policy; (b) the bonus is based only on measurable targets;

(2)	Below are suggested criteria for the annual measurable target-based bonus. It is hereby clarified that this list is not comprehensive nor binding, and the Compensation Committee and the Board of Directors may consider adding or deleting part of the said criteria while taking into consideration the position of every Officer and his areas of responsibility, as well as the Company’s operations:

1.	Financial Target-Based Bonus – A bonus based on the Company’s profitability (such as EBIDTA, net margin) and/or any other financial component that may be established as appropriate. The Company’s Compensation Committee and the Board of Directors may add benchmarks and additional reference bases.

2.	Main Personal Performance-Based Bonus - A bonus based on meeting main personal performance benchmarks which are translated into quantitative expression, set in the Company’s work plans and attributable to the relevant Officer. These performance benchmarks may include, among others: sales and marketing targets.

a.	Entering into product distribution agreements.

b.	Entering into cooperation agreements.

c.	Meeting product development milestones.

d.	Completing the development of new technologies.

e.	Activity volume productivity and growth benchmarks.

f.	Retaining and recruiting customers.

g.	Streamlining expenses.

h.	Execution, promotion, and completion of planned projects.

i.	Meeting targets/milestones in the implementation of projects and main Company actions.

j.	Promoting strategic plans and targets, including the promotion of targets set to the Officer and relevant to the relevant Officer’s area of activity.

k.	Meeting financial targets: raising loans, bonds, issuance of shares to the public, and so forth.

At the end of each year, the Compensation Committee and the Board of Directors shall examine the Officers’ meeting of the measurable targets set to them in relation to the measurable target-based Annual Bonus component. The Compensation Committee and the Board of Directors may decide on a partial payment of the measurable target-based Annual Bonus component for having met part of the targets.

2.8.4.2.	Offsetting One-Time Events:

When calculating eligibility for a measurable target-based Annual Bonus based on data from the financial statements (if such targets are set), the Board of Directors or the Compensation Committee shall have the power to establish the offsetting of “one-time events,” or conversely, establish that there no such events should be offset on a certain year, as applicable.

2.8.5.	Discretionary Annual Bonus:

Subject to the Company’s Chief Executive Officer’s recommendation in relation to Officers subordinate to the Chief Executive Officer, and in relation to the Chief Executive Officer and Active Chairperson of the Board of Directors – subject to the Board of Director’s recommendation, the Company’s authorized organs shall be entitled (pursuant to the provisions of the law and the positions of the Israel Securities Authority as they shall be from time to time) to grant Company Officers a discretionary Annual Bonus based, among others, on the following qualitative criteria (“Discretionary Bonus”):

1.	The Officer’s contribution to the Company’s business, profits, resilience, and stability.

2.	The need of the Company to hire or retain an Officer with unique skills, knowledge, or expertise.

3.	The extent of the Officer’s responsibilities.

4.	Changes occurred in the Officer’s responsibilities throughout the year.

5.	Satisfaction with the Officer’s performance.

6.	Assessment of the Officers ability to work in coordination and cooperation with the team.

7.	The Officer’s contribution to corporate governance and a suitable monitoring and ethics environment.

8.	The Officer’s contribution to the promotion and development of employees and managers, as applicable to his position.

The Company’s authorized organs shall approve this component based, among others, on data presented by the Company’s management, as well as based on the recommendation and personal evaluation of the Company’s Chief Executive Officer (in relation to Officers subordinate to the Chief Executive Officer) and the Company’s Board of Directors in relation to the Active Chairperson of the Board of Directors and the Chief Executive Officer, detailing the factual reasons at the base of their recommendation.

2.8.6.	The Officers’ Annual Bonus cap at the time of its payment (both measurable target-based and discretionary bonus) – subject to the provisions of the law and the positions of the Israel Securities Authority as they shall be from time to time):

Position	Annual Bonus cap[7] at the time of its payment (in terms of base salary2)
Active Chairperson of the Board of Directors	Up to 10 salaries (subject to the provisions of clause 2.8.1 above)

Chief Executive Officer	Up to 10 salaries (subject to the provisions of clause 2.8.2 above)

Deputy Directors of Development, Marketing and Finance, and other Officers subordinate to the Chief Executive Officer	Up to 8 salaries

Deputy Directors of Sales and Sales Managers directly subordinate to the Chief Executive Officer	Up to 12 salaries
Officers in subsidiary companies abroad	Up to 12 salaries

7	The cap relates to the whole Annual Bonus – a measurable target-based bonus plus a discretionary bonus.

2.8.7.	The Compensation Committee and the Board of Directors may decide, as per their full discretion, to defer the payment of the Annual Bonus or reduce the amount of the Annual Bonus to which the Officer is entitled.

2.8.8.	The Company may pay an Officer who did not work for a complete year a bonus relative to the period he worked.

2.8.9.	An Officer shall return to the Company the performance-based Annual Bonus he received in case it is determined that this component was paid to him based on data that turned out to be wrong and/or was presented again in the Company’s financial statements, as long as the time of the new presentation of the financial statements is no later than three years as of the time of the original approval of the relevant financial statements.

2.9.	Long-Term Bonus

2.9.1.	Subject to the Company adopting of a long-term bonus plan pursuant to the provisions of the law, the Company may allocate to Officers from time to time options and/or restricted shares (Stock-Based Bonus”) and/or any other long-term bonus, including one that is based on the Company’s stock performance (such as phantom options) as part of the compensation package.

2.9.2.	Subject to the provisions of the law and the positions of the Israel Securities Authority as they shall be from time to time, the annual value of the Stock-Based Bonus[8] for each Officer, at the time of its granting, shall not exceed the following cap:

Position	Equity Compensation Value Cap at the Time of its Granting (Relative to the salary annual Cost4)
Active Chairperson of the Board of Directors	Up to times 4

Active Director	Value Cap of up to 500 thousand ILS

Chief Executive Officer	Up to times 4

Deputy Directors of Development, Marketing and Finance, and other Officers subordinate to the Chief Executive Officer (If Any)	Up to times 2.6

Deputy Directors of Sales and Sales Managers directly subordinate to the Chief Executive Officer	Up to times 1.5

Officers in subsidiary companies abroad	Up to times 1.5

2.9.3.	If the Company decides to grant options:

2.9.3.1.	The Company shall carry out a Securities Compensation Plan pursuant to Section 102 of the Income Tax Ordinance and/or any other tax law provisions that apply to the Company and/or its employees according to the territory in which they operate.

2.9.3.2.	Each option granted by the Company shall be exercisable to one regular share of the Company in exchange for the payment of no less than the price equivalent to the average share price at the Tel Aviv Stock Exchange Ltd. during the last 30 trading days prior to adopting the decision regarding the granting by the Company’s Board of Directors.

2.9.3.3.	The exercise price may not be actually paid to the Company but rather be taken into account when calculating the quantity of exercisable shares the offeree is entitled to at the time of exercising the options, meaning cashless, so that the regular shares allocated to the offeree shall reflect the benefit component included.

in the options to be exercised by him at that time, as calculated at the time of exercising.

2.9.3.4.	The benefit component shall be calculated according to the difference between the exercise share value stemming from exercising the options being exercised at that time, subject to adjustments as above, according to the share’s closing price at the stock exchange at the time of exercising, and the exercise price of the options being exercised, subject to adjustments as above (hereinafter: the “Benefit Component”).

2.9.3.5.	The number of allocated shares at the time of exercise shall be equal to the ratio between the Benefit Component and the closing price at the stock exchange at the time of exercising. The offeree shall not be entitled to receive part of a whole share, and the number of shares the offeree shall be entitled to shall be rounded to the closest full number of shares.

2.9.3.6.	The number of allocated shares at the time of exercising shall be calculated according to the formula:-Ax(C A)/B [sic]

2.9.3.7.	A – The share price at the time of exercising;

2.9.3.8.	B – The exercising price after adjustments as detailed below;

2.9.3.9.	C – The number of the shares being exercised which are covered by the options that the offeree wishes to exercise, after adjustments as detailed below.

2.9.3.10.	The net allocated shares at the time of exercising as above shall be allocated for no consideration. In light of Section 304 of the Companies Law, 5759-1999, the Company shall convert part of its profits as provided in said Section to the value of the allocated shares.

2.9.3.11.	The options shall be exercisable in full or in installments, according to the exclusive and absolute discretion of the offeree during the exercise period. Any part of an option not exercised by the end of the exercise period shall expire and shall not entitle the offeree to any right.

2.9.3.12.	The maturity period of the options granted by the Company shall not be less than 3 years until the maturity of the whole allocation, and shall not be less than half a year for the first tranche. However, the Company’s Compensation Committee and the Board of Directors shall be entitled to determine that in spite of the above maturity provisions, the options may be exercisable whenever targets established by them are met before granting the option certificates.

2.9.3.13.	The maturity period may be accelerated in special occurrences, such as change of control and/or sale of activity and/or end of an Officer’s term in special cases (such as death or illness).

2.9.3.14.	The expiration time of the shares shall not exceed 10 years as of the allocation.

2.9.3.15.	When discussing the granting of a share-based payment to a Company Officer, the Company’s Compensation Committee and the Board of Directors, and if required – the Company’s General Shareholders’ Meeting, shall examine whether the said granting is a suitable incentive for generating long-term company value.

2.9.3.16.	The granting of a share-based payment shall be carried out after examining the financial value of the said granting, the exercise price, and its period.

2.10.	The Ratio Between the Base Salary Component and the Variable Components[9]

The ratio between the Variable Components and the fixed components shall not exceed the ratio detailed below:

Position	The Ratio Between the Variable Components and the Fixed Components
Active Chairperson of the Board of Directors	Up to 4.60

Chief Executive Officer	Up to 4.8

Deputy Directors of Development, Operations, Marketing and Finance, and other Officers subordinate to the Chief Executive Officer, if any	Up to 3.5

Deputy Directors of Sales and Sales Managers directly subordinate to the Chief Executive Officer	Up to 2.5

Officers in subsidiary companies abroad	Up to 2.5

2.11.	Extension and Change of Existing Agreements with Company Officers

2.11.1.	Before approving the extension of an employment agreement with a Company Officer (be it an extension that is made while changing the employment terms or not), the Officer’s existing compensation package shall be examined while referring to the parameters set out in clause 2.2 above, and paying attention to the salary survey carried out by the Company, as mentioned in clause 2.3 above.

2.11.2.	Subject to the provisions of the law and the positions of the Israel Securities Authority as they shall be from time to time, non-substantive changes in the tenure terms of the Company’s Chief Executive Officer shall only require the approval of the Compensation Committee, if the latter has affirmed that the change in the employment terms is not substantive, and the change coincides with the provisions of this Compensation Policy.

2.11.3.	Subject to the provisions of the law and the positions of the Israel Securities Authority as they shall be from time to time, non-substantive changes in the tenure and employment terms of an Officer subordinate to the Company’s Chief Executive Officer shall be approved by the Company’s Chief Executive Officer alone, and shall not require the approval of the Compensation Committee, as long as the terms of the tenure and employment if said Officer coincide with the provisions of this Compensation Policy.

In relation to clauses 2.11.2 and 2.11.3 above, a “non-substantive change in the tenure and employment” – a change that does not exceed an accrued 10% relative to the Officer’s total annual compensation terms cost.

[9]	The “Variable Components” include, for these purposes, bonuses, as well as the annual value of the share-based bonus.

2.12.	Directors’ Compensation

2.12.1.	The Company Directors shall be entitled to compensation pursuant to the Companies Regulations (Rules on the Remuneration and Expenses of External Directors), 5760-2000 (the “Remuneration Regulations”), that shall not exceed the maximum compensation established in the Remuneration Regulations (including the maximum compensation amount to an expert external director as established in the Remuneration Regulations). This clause shall not apply in relation to Directors serving as Active Directors, who shall be entitled to compensation according to the rest of the provisions of this Compensation Policy.

2.12.2.	Notwithstanding the above in clause 2.12.1, Directors who, in addition to their tenure as Company Directors, serve in another position at the Company shall be entitled to a salary as customary at the Company for similar positions.

2.12.3.	The Directors, including external Directors, may be entitled to equity compensation, as detailed in clause 2.9 above.

2.12.4.	The Directors serving in the Company may be entitled to a refund of reasonable personal expenses, and shall be entitled to insurance, indemnification, and exemption arrangements as detailed in clause 2.6.6 above, and all according to the provisions of the Company’s Bylaws and this Compensation Policy.

3.	The Powers of the Compensation Committee and the Board of Directors in Relation to the Compensation Policy

3.1.	The Company’s Board of Directors shall be responsible for the management of the Compensation Policy and its implementation, and for all of the required actions for these purposes, including the power to interpret the provisions of the Compensation Policy in case of any doubt in relation to its implementation.

3.2.	The Compensation Committee and the Board of Directors shall examine, from time to time, the Compensation Policy and the need to adjust it, according to, among others, the considerations and principles detailed in this Policy, while examining changes in the Company’s targets, the market conditions, and taking into account the Company’s profits and revenue in previous periods and in real-time, as well as any other relevant information.

3.3.	In order to examine the Company’s Compensation Policy, the Company’s Compensation Committee and the Board of Directors shall monitor the implementation of the Compensation Policy in the Company.